VIA FACSIMILE AND U.S. MAIL


September 9, 2005

Robert E. Belts
Chief Financial Officer
Intermet Corporation
5445 Corporate Drive, Suite 200
Troy, Michigan 48098-2683

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
      Forms 10-Q for Quarters Ended March 31 and June 30, 2005
      File No. 0-13787

Dear Mr. Belts:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.





Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 21

2. Please discuss the business reasons for the changes between periods in the gross profit and operating income (loss) of each of your segments discussed in Note 14 of your financial statements, along with the amounts shown in the corporate and other segment. In circumstances where more than one factor contributed to a fluctuation in either segment or consolidated results, you should quantify the incremental impact of each individual factor if practicable. Please show us what your revised MD&A for 2004 as compared to 2003 will look like. Please refer to Item 303(a)(3) of Regulation S-K and Financial
Reporting Codification 501.04 and 501.06.

Tabular Disclosure of Contractual Obligations, page 27

3. Please revise your table of contractual cash obligations to include
estimated interest payments on your debt.  Because the table is aimed
at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. At a minimum interest payments should be disclosed in a note to the table. Please refer to note 46 of SEC Release 33-8350.

Financial Statements, page 31

Consolidated Statements of Operations, page 31

4. To the extent interest expense differs from stated contractual interest, please disclose this parenthetically on the face of the statement of operations. Please refer to paragraph 29 of SOP 90-
7.

Consolidated Statements of Cash Flows, page 34

5. Please confirm that cash flows from all reorganization items have been separately presented in accordance with paragraph 31 of SOP
90-7
or revise your presentation accordingly.









Note 1 - Description of Business and Summary of Significant
Accounting
Policies, page 36

6. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item such as selling, general and administrative.

Business, page 36

7. You indicate that you perform value-added services in addition to producing castings. Please tell us and disclose the amount of service revenues and related cost of sales as required by Rule 5-03(b)(1) and
(2) of Regulation S-X on the face of the income statement, if applicable.

Revenue Recognition, page 37

8. Please expand your revenue recognition policy to disclose the additional factors affecting recognition discussed under critical accounting policies on page 18.

Property, Plant & Equipment, page 39

9. The range of useful lives for your machinery and equipment of 2 to
21 years is very broad. Please separately discuss and disclose the types of assets that fall in each part of the range.

Note 3 - Acquisitions, page 46

10. You indicate that Melfina - Estudos, Servicos e Participacoes, S.A. had a put option, requiring you to buy the remaining 25% ownership interest for an additional investment of Euro 4.9 million.
Please tell us the terms of the put option and how you accounted for this put option. Cite the accounting literature used to determine the appropriate accounting. Please also tell us the offsetting entry in initially recognizing the liability for the put option in accounts payable.

Note 5 - Restructuring and Impairment Charges, page 50

11. Please provide a reconciliation of the beginning and ending restructuring liability balances showing separately the changes during the period in accordance with paragraph 20(b)(2) of SFAS 146.

12. Please tell us the amount of inventory write-downs incurred during all periods presented and subsequent interim periods. If true, confirm that these inventory write-downs were included in cost of sales. If not, please advise or revise.

Note 9 -  Supplemental Condensed Consolidating Financial
Information,
page 57

13. If true, please confirm to us and revise your disclosures to clarify that your guarantor subsidiaries are 100% owned as defined by
Rule 3-10(h)(1) of Regulation S-X. Please note that this definition is different than the term wholly-owned, as defined by Rule 1-02(aa)
of Regulation S-X. Please also disclose that the guarantees are "full" and unconditional in accordance with Rule 3-10(f)(2) of Regulation S-X.

Note 11 - Commitments and Contingencies, page 69

14. You indicate that you have accrued $2.3 million for remediation activity at Radford Foundry and it is possible that ultimate remediation costs could exceed the amounts accrued. Please note that if it is reasonably possible that an additional loss may have been incurred in excess of amounts accrued for any sites, including Radford, Virginia and Havana, Decatur and Addison, Illinois, you should disclose your estimate the additional possible loss or range of loss or state that such an estimate cannot be made. Please refer to paragraphs 9 and 10 of SFAS 5.

15. You state in note 11 and on page 20 that you do not believe other legal proceedings will have a material adverse effect on your results of operations. Please revise your disclosure to clarify whether you believe such proceedings will have a material adverse effect on your financial position or cash flows.

Note 13 - Income Taxes, page 76

16. Please separately disclose the amounts and expiration dates of operating loss carryforwards, foreign tax credits and alternative minimum tax credit carryforwards. Please refer to paragraph 48 of SFAS 109.



Note 14 - Reporting for Business Segments, page 78

17. Please disclose and quantify the components of the corporate and other segment for all periods presented. Please also disclose what identifiable assets are included in the corporate and other segment as of each balance sheet date. Refer to paragraphs 31 and 32 of SFAS 131.

Item 9A. Controls and Procedures, page 88

Management`s Report on Internal Control over Financial Reporting, page
88

18. Please provide us with additional detail regarding your
material
weaknesses and the steps taken to remediate the weaknesses and prevent
recurrence.  The additional detail should include the following:
   * The amounts and the periods affected by the adjustments
related
to income
		tax expense and accrued income tax liabilities.
   * The amounts and the periods affected by the adjustments
related
to the write-
off of capitalized debt issuance costs associated with your outstanding senior notes.
* A description of any additional adjusting entries related to
identified material      weaknesses.
* A timeline of the remedial steps taken, including the hiring of additional personnel and implementation of additional controls.
* A description of the current status of the remediation efforts and your expectations regarding the restoration of an effective control environment.

Exhibit 23 - Consent of Independent Registered Public Accounting
Firm

19. It appears that your auditor`s consent is not signed. In future filings where your auditor`s consent is required, please ensure such consent is signed.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

Item 4. Controls and Procedures, page 36

20. You indicated that "except as noted above," there was no change in your internal control over financial reporting that occurred during the quarter ended June 30, 2005. It is unclear to what changes you are referring. Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.



*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Mr. Robert E. Belts
September 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE